

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2011

John Larson
Chief Executive Officer
TC Power Management Corp.
501 Madison Avenue, 14<sup>th</sup> Floor
New York, NY 10022

     **Re:    TC Power Management Corp.**
             **Preliminary Information Statement on Schedule 14C**
             **Filed February 1, 2011**
             **File No. 000-53232**

Dear Mr. Larson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note we continue to review your preliminary information statement on Schedule 14C filed October 20, 2010 and the outstanding comments in our letter dated November 12, 2010. Please tell us how you have complied with each of our outstanding comments.

2. We refer you to Article 5.2 of the Merger Agreement filed as an exhibit to your Form 8-K filed on January 13, 2011. We note that Article 5.2 provides that the merger is subject to the approval of stockholders. Please provide us with a detailed analysis of how you have complied with Item 14 of Schedule 14A or revise your preliminary information statement as applicable.

3. As you know, we are reviewing your Form 10-K for fiscal year ended August 31, 2010 and your Form 8-K filed January 13, 2011. To the extent information required

by Item 14 of Schedule 14A is required to be included in your preliminary information statement filed February 1, 2011, please revise your preliminary information statement to ensure compliance with the comments in our letter dated February 10, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc:  Timothy Dockery
     Facsimile: (212) 826-9307